Fact Sheet – Consolidated Financial data, First Quarter, 2009-10

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	June 30,		Growth (%)	March 31, 2009	Growth % in Q1 10 over Q4 09
	2009	2008			
Income from software services, products and business process management	**5,472**	**4,854**	**12.7**	**5,635**	**(2.9)**
Software development and business process management expenses	2,915	2,754	5.8	3,045	(4.3)
GROSS PROFIT	**2,557**	**2,100**	**21.8**	**2,590**	(1.3)
Selling and marketing expenses	261	257	1.6	270	(3.3)
General and administration expenses	428	364	17.6	429	(0.2)
	689	**621**	**11.0**	**699**	(1.4)
OPERATING PROFIT BEFORE DEPRECIATION	**1,868**	**1,479**	**26.3**	**1,891**	**(1.2)**
Depreciation	222	169	31.4	228	(2.6)
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,646**	**1,310**	**25.6**	**1,663**	**(1.0)**
Other income, net	269	117	129.9	252	6.7
Provision for investments	–	–	–	–	–
NET PROFIT BEFORE TAX	**1,915**	**1,427**	**34.2**	**1,915**	–
Provision for taxation	388	125	210.4	302	28.5
NET PROFIT AFTER TAX	**1,527**	**1,302**	**17.3**	**1,613**	**(5.3)**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	26.66	22.75	17.2	28.16	(5.3)
Diluted	26.63	22.70	17.3	28.13	(5.3)

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			**LTM**	
	Jun 30, 2009	**Mar 31, 2009**	**Jun 30, 2008**	**Jun 30, 2009**	**Jun 30, 2008**
	%	**%**	**%**	**%**	**%**
North America	64.7	64.6	62.6	63.8	62.0
Europe	24.7	24.3	27.3	25.7	28.1
India	0.9	1.6	1.3	1.2	1.2
Rest of the world	9.7	9.5	8.8	9.3	8.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Fact Sheet – Consolidated Financial data, First Quarter, 2009-10

REVENUE BY SERVICE OFFERING

	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
	%	%	%	%	%
Services					
Application Development and Maintenance	42.5	40.9	43.4	42.2	44.8
Application Development	*19.3*	*19.2*	*21.4*	*20.0*	*21.6*
Application Maintenance	*23.2*	*21.7*	*22.0*	*22.2*	*23.1*
Business Process Management	6.1	6.0	6.3	5.9	5.9
Consulting Services and Package Implementation	24.4	25.4	23.7	25.0	23.9
Infrastructure Management	6.6	7.0	5.7	6.5	5.1
Product Engineering Services	2.4	2.6	2.2	2.3	1.8
System Integration	3.8	3.7	3.1	3.8	2.9
Testing Services	6.2	6.3	7.4	6.5	7.4
Others	4.0	4.1	4.3	3.8	4.5
Total services	**96.0**	**96.0**	**96.1**	**96.0**	**96.2**
Products	4.0	4.0	3.9	4.0	3.8
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE*

	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
	%	%	%	%	%
Fixed Price	38.1	38.3	32.8	36.7	32.2
Time & Materials	61.9	61.7	67.2	63.3	67.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

REVENUE BY INDUSTRY

	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
	%	%	%	%	%
Insurance, banking & financial	33.0	33.0	34.5	33.6	35.4
Insurance	*7.1*	*7.3*	*6.8*	*7.2*	*7.2*
Banking & financial services	*25.9*	*25.7*	*27.7*	*26.4*	*28.2*
Manufacturing	20.5	20.8	18.4	20.2	15.9
Retail	13.2	13.5	12.2	12.8	12.1
Telecom	16.9	16.7	19.7	17.4	21.0
Energy & Utilities	5.7	5.9	5.4	5.8	5.3
Transportation & logistics	2.3	2.3	2.4	2.3	2.5
Services	4.9	5.0	5.5	5.1	6.1
Others	3.5	2.8	1.9	2.8	1.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Mar 31, 2009	Mar 31, 2008
Number of Clients					
Active	569	579	567	579	538
Added during the period	27	37	49	156	170
Accounting for > 5% of revenue	–	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	330	327	325	327	310
5 Million dollar +	151	151	146	151	141
10 Million dollar +	104	101	91	101	89
20 Million dollar +	61	59	53	59	47
30 Million dollar +	45	39	33	39	32
40 Million dollar +	30	30	25	30	22
50 Million dollar +	19	20	18	20	18
60 Million dollar +	15	16	16	16	13
70 Million dollar +	12	12	12	12	12
80 Million dollar +	11	10	12	10	10
90 Million dollar +	6	7	8	7	6
100 Million dollar +	4	4	6	4	6
200 Million dollar +	1	1	1	1	1
300 Million dollar +	–	1	1	1	1
Client contribution to revenue					
Top client	4.5%	5.7%	7.9%	6.9%	9.1%
Top 5 clients	16.3%	17.2%	19.9%	18.0%	20.9%
Top 10 clients	25.8%	26.8%	30.1%	27.7%	31.4%
Repeat business	98.7%	95.9%	99.6%	97.6%	97.0%
Account receivables – LTM (in days)	56	62	69	62	72

"LTM" – Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
	%	%	%	%	%
Effort					
Onsite	22.7	23.0	24.3	23.2	24.9
Offshore	77.3	77.0	75.7	76.8	75.1
Revenue					
Onsite	46.4	46.2	47.5	46.4	47.9
Offshore	53.6	53.8	52.5	53.6	52.1
Utilization					
Including trainees	67.0	67.6	68.9	68.1	69.6
Excluding trainees	70.9	74.5	72.2	73.4	75.3

Infosys®

PERSON MONTHS DATA					
	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Billed – Onsite	44,458	45,342	44,680	1,82,339	1,72,026
– Offshore	1,51,267	1,51,746	1,38,924	6,03,480	5,18,640
TOTAL	**1,95,725**	**1,97,088**	**1,83,604**	**7,85,819**	**6,90,666**
Non Billable	80,311	67,563	70,614	2,85,332	2,26,850
Trainee	16,085	26,779	12,395	82,491	75,170
Sales & Support	17,575	17,106	13,269	64,151	48,485
TOTAL	**3,09,696**	**3,08,536**	**2,79,882**	**12,17,793**	**10,41,172**

CONSOLIDATED IT SERVICE										
	Quarter ended						LTM			
	Jun 30, 2009	Sequential growth%	Mar 31, 2009	Sequential growth %	Jun 30, 2008	Sequential growth %	Jun 30, 2009	Sequential growth %	Jun 30, 2008	Sequential growth %
	Effort – (Person Months)									
Onsite	44,231	(2.1)	45,169	(1.5)	44,477	1.1	1,81,565	6.1	1,71,190	19.1
Offshore	1,05,730	(0.6)	1,06,399	(1.3)	96,969	0.2	4,24,310	13.5	3,73,725	26.6
Total	**1,49,961**	**(1.1)**	**1,51,568**	**(1.4)**	**1,41,446**	**0.5**	**6,05,875**	**11.2**	**5,44,914**	**24.2**
	Revenue – ($ million)									
Onsite	518.30	0.5	515.80	(3.4)	546.70	1.1	2,141.12	2.0	2,099.07	26.4
Offshore	490.35	(0.6)	493.17	(5.3)	490.70	0.1	2,032.72	8.1	1,881.13	34.0
Total	**1008.65**	**0.0**	**1,008.97**	**(4.3)**	**1,037.40**	**0.6**	**4,173.84**	**4.9**	**3,980.20**	**29.9**

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Mar 31, 2009	Mar 31, 2008
Total Employees	1,03,905	1,04,850	94,379	1,04,850	91,187
S/W professionals	96,334	97,349	87,816	97,349	85,013
Billable	*88,061*	*86,306*	*82,368*	*86,306*	*79,494*
Banking Product Group	*2,664*	*2,349*	*2,076*	*2,349*	*2,053*
Trainees	*5,609*	*8,694*	*3,372*	*8,694*	*3,466*
Sales & Support	7,571	7,501	6,563	7,501	6,174
Gross Addition	3,538	4,935	7,182	28,231	33,177
Net Addition	(945)	1,772	3,192	13,663	18,946
Lateral Employees	390	659	2,013	5,796	8,523
Attrition % (LTM)*	11.1%	11.1%	13.6%	11.1%	13.4%

* Excluding subsidiaries

EMPLOYEE METRICS – SUBSIDIARIES					
	Quarter ended			Year ended	
Total Employees	**Jun 30, 2009**	**Mar 31, 2009**	**Jun 30, 2008**	**Mar 31, 2009**	**Mar 31, 2008**
Infosys BPO Limited – consolidated	16,670	17,080	17,284	17,080	16,295
Infosys Technologies (Australia) Pty. Limited – Consolidated	338	341	353	341	363
Infosys Technologies (China) Company Limited	1,112	1,053	730	1,053	699
Infosys Consulting, Inc.	316	304	296	304	265
Infosys Technologies, S.De R.L. De C V., Mexico	241	221	128	221	75
Infosys Technologies(Sweden) AB	5	–	–	–	–

INFRASTRUCTURE (as on June 30, 2009)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-up Area (Sq. Ft.)	No. of Seats	Built-up Area (Sq. Ft.)	No. of Seats	
Bangalore	40,24,911	25,025	–	–	–
Bhubaneshwar	8,79,721	3,957	–	–	–
Chandigarh	11,66,335	6,116	–	–	–
Chennai	22,93,311	14,244	9,96,160	6,000	–
Gurgaon	96,406	1,168	–	–	–
Hyderabad	18,22,523	9,430	2,65,253	2,600	–
Jaipur	2,34,000	2,696	1,84,016	1,394	–
Mangalore	6,87,213	4,766	1,35,000	–	8.35
Mauritius	28,000	400	–	–	–
Mysore (including ILI)*	78,61,295	5,784	7,56,688	3,000	–
Pune	40,87,648	20,804	4,29,471	2,831	–
Thiruvananthapuram	1,24,442	1,549	4,85,949	3,515	–
Total	**2,33,05,805**	**95,939**	**32,52,537**	**19,340**	**8.35**

*Infosys Leadership Institute

RUPEE DOLLAR RATE (Rs)					
	Quarter ended			Year ended	
	Jun 30, 2009	**Mar 31, 2009**	**Jun 30, 2008**	**Mar 31, 2009**	**Mar 31, 2008**
Period closing rate	47.91	50.72	43.04	50.72	40.02
Period average rate	48.82	50.24	42.00	46.54	40.00

Fact Sheet – Consolidated Financial data, First Quarter, 2009-10

Infosys®

PERFORMANCE AS AGAINST GUIDANCE – INDIAN GAAP			
For Quarter ended Jun 30, 2009		**Guidance provided on April 15, 2009**	**Actuals**
Indian GAAP	Revenue (Rs. Crore)	5,379 – 5,480	5,472
	EPS (Rs.)	23.55	26.66

PERFORMANCE AS AGAINST GUIDANCE – IFRS				
For Quarter ended Jun 30, 2009		**Guidance provided on April 15, 2009**	**Guidance restated for constant currency ***	**Actuals**
IFRS	Revenue (US $ Million)	1,060 – 1,080	1,076–1,096	1,122
	Basic EPADS (US $)	0.47	0.48	0.55

* Currency rates:

Currency	**Rate assumed in guidance**	**Average rate for the quarter**
GBP	1.43	1.55
EURO	1.33	1.36
AUD	0.69	0.76

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, Jun 30, 2009		**Quarter ended, Jun 30, 2008**	
	Revenue	**Net Income**	**Revenue**	**Net Income**
Infosys BPO Limited – consolidated	68.47	12.34	72.57	6.96
Infosys Technologies (Australia) Pty. Limited – Consolidated	31.94	2.68	34.13	3.38
Infosys Consulting, Inc.	14.29	(2.79)	17.68	(1.53)
Infosys Technologies (China) Company Limited	8.22	0.41	5.85	(0.05)
Infosys Technologies, S.De R.L. De C V., Mexico	3.74	0.63	1.20	(0.35)
Infosys Technologies (Sweden) AB	0.17	0.00	–	–

Fact Sheet – Consolidated Financial data, First Quarter, 2009-10

Infosys®

Unaudited Consolidated Statements of Income (IFRS)

(Dollars in millions except share data)

	Three months ended Jun 30,		Year ended March 31, (Audited)	
	2009	2008	2009	2008
Revenues	**$1,122**	**$1,155**	**$4,663**	**$4,176**
Gross profit	479	458	1,964	1,723
Operating income	**338**	**310**	**1,374**	**1,159**
Income before income taxes	393	338	1,475	1,334
Net income	**313**	**308**	**1,281**	**1,163**
Earnings per equity share				
Basic ($)	0.55	0.54	2.25	2.04
Diluted ($)	0.55	0.54	2.25	2.04

Reconciliation of accounts as per Indian GAAP and IFRS

In Rs. Crore

	Three months ended		Year ended (Audited)	
	Jun 30, 2009	Jun 30, 2008	March 31, 2009	March 31, 2008
Consolidated Net Profit as per Indian GAAP	**1,527**	**1,302**	**5,988**	**4,659**
Share-based compensation (IFRS)	–	(2)	(7)	(13)
Amortization of intangible assets	(2)	(2)	(6)	(3)
Consolidated Net income as per IFRS	**1,525**	**1,298**	**5,975**	**4,643**

Reasons for differences in net income as per Indian GAAP and IFRS

Share- based compensation (IFRS 2)

Under IFRS, the company recorded share-based compensation expense using the fair value recognition provisions of IFRS 2.

Amortization of intangible assets

IFRS requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are amortized over the estimated useful life.

Infosys®

Constant Currency Reporting

Reported revenues	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**Q1 10**
Revenue ($ mn)	1,155	1,216	1,171	1,121	1,122
Sequential growth %	1.1	5.3	(3.7)	(4.3)	0.1
YoY growth %	24.4	19.0	8.0	(1.8)	(2.9)

Constant currency – Q-o-Q	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**Q1 10**
Revenue ($ mn)	1,152	1,236	1,228	1,134	1,100
Sequential growth (%)	0.8	7.1	1.0	(3.2)	(1.9)

Constant currency – YoY	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**Q1 10**
Revenue ($ mn)	1,135	1,221	1,242	1,209	1,186
YoY growth (%)	22.2	19.3	14.6	5.9	2.6

Notes:

Basis of computation

1. *Rates are as per the noon buying rate of Federal Reserve New York till March 2008 and as per FEDAI rates beginning April 1, 2008*
2. *Average rates for major global currencies:*

Average rate of USD	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**FY 09**	**Q1 10**
AUD	0.95	0.87	0.67	0.66	0.78	0.76
EURO	1.56	1.49	1.32	1.29	1.41	1.36
GBP	1.98	1.87	1.54	1.43	1.69	1.55

3. *Proportion of revenues from major global currencies:*

Revenues by currency (%)	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**FY 09**	**Q1 10**
AUD	4.9	4.4	4.2	4.8	4.6	5.1
EURO	7.0	7.2	6.7	7.7	7.1	7.8
GBP	16.5	13.3	11.0	9.8	12.7	10.0

Q1 2010

Geographical Segment – Growth

North America grew by 0.2% sequentially; flat in constant currency.

Europe grew by 1.5% sequentially; and declined by 3.4% in constant currency.

Rest of the world grew by 2.7% sequentially; declined by 4.6% in constant currency.

Industry Segment – Growth

BFSI was flat sequentially; declined by 1.5% in constant currency.

Manufacturing declined by 1.3% sequentially; declined by 2.2% in constant currency.

Retail declined by 1.8% sequentially; declined by 3.1% in constant currency.

Telecom grew by 0.8% sequentially; declined by 4.6% in constant currency.

Others grew by 2.9% sequentially; grew by 1.7% in constant currency.

Q4 2009

Geographical Segment – Growth

North America declined by 4.14% sequentially; 4.06% in constant currency.

Europe declined by 8.77% sequentially; 5.31% in constant currency.

Rest of the world grew by 3.32% sequentially; grew by 5.03% in constant currency.

Industry Segment – Growth

BFSI declined by 9.69% sequentially; 9.04% in constant currency.

Manufacturing grew by 1.44% sequentially; 2.02% in constant currency.

Retail grew by 2.61% sequentially; 3.53% in constant currency.

Telecom declined by 4.35% sequentially; 1.20% in constant currency.

Others declined by 4.88% sequentially; 4.23% in constant currency.